EXHIBIT 2

     January 24, 2008

[Address]

Dear [Recipient]:

     We are writing to you today to announce that we have reached a settlement in the proxy contest with New Mountain Vantage GP, L.L.C. and its affiliates, including CalPERS, the California Public Employees’ Retirement System, (“Vantage”), pertaining to the election of directors to the National Fuel Gas Company Board of Directors at the Company’s 2008 Annual Meeting of Stockholders. The Company and Vantage have determined that the Company’s shareholders, employees, retirees and customers are best served by resolving this matter and working together in a cooperative and productive manner and we are pleased to see this come to a close.

     We understand that this has been a troublesome and, on occasion, confusing process and we regret the inconvenience it has caused you, particularly as you have likely received several phone calls, letters and voting cards from both parties. Fortunately this settlement puts all of that to rest.

     On behalf of the Board, please accept our thanks for the outstanding show of support all of our retirees offered as this matter unfolded. It comes as no surprise to us that you would display such solidarity during the proxy contest; it is our long-held belief that the success our Company has enjoyed over the years is directly associated with having assembled a best-in-class employee group whose dedication continues long into their retirement.

     Upon reaching this settlement, we have agreed to increase the size of our Board from 10 to 11 directors and to nominate, as a new director, Vantage’s candidate Frederic V. Salerno, who, in accordance with Vantage’s policies and at its request, will receive no compensation for his Board service for as long as Vantage continues to own Common Stock of the Company. Mr. Salerno will be added to our originally proposed slate of continuing directors: Robert T. Brady, Rolland E. Kidder and John F. Riordan. All four candidates will be nominated to serve for a term to expire in 2011.

     The Company will file a supplement to our Proxy Statement and a new voting card to reflect these agreed upon nominees. Likewise, Vantage will immediately cease efforts related to its own proxy solicitation and withdraw its Proxy Statement and its own nominations. The Board asks you to vote by using the new proxy card that you will receive from the Company. Again, we do apologize for the inconvenience you’ve experienced, but we hope that you will give this new card your attention because, as always, your vote is very important.

     We believe that this settlement is a fair resolution to the differences between the Company and Vantage and we are pleased that we have found common ground where we can jointly focus our attention on continuing to grow shareholder value. The Company is very well positioned to maintain our long record of providing superior returns to all of our investors and this settlement does not substantially change the course that had been charted for your Company before this matter arose.

     In addition to the change in the number of directors to serve on our Board, certain of the provisions in the Settlement Agreement relate to corporate governance matters. In order to have separate individuals serve as Chairman of the Board of Directors and as Chief Executive Officer, the parties agree that, following the February 2008 Annual Meeting, Phil Ackerman will continue to serve as Chairman of the Board and Dave Smith will be named Chief Executive Officer of the Company.

          Other elements of the Settlement Agreement include:

  The Company and Vantage have agreed to a standstill whereby, until September 2009, Vantage will not, among other things: acquire Voting Securities that would increase its beneficial ownership to more than 9.6 percent of the Company’s Voting Securities; engage in any proxy solicitations or advance any shareholder proposals; attempt to control the Company’s Board, management or policies; call a meeting of shareholders; obtain additional representation to the Board; or effect the removal of any member of the Board.

  The Company and Vantage agree that the Company’s Appalachian acreage, including the Marcellus Shale, is extremely valuable and should be developed with all reasonable speed and on a commercially reasonable best efforts basis. The Company will provide, in conjunction with its quarterly conference call, information on these development efforts, to the extent material and not competitively sensitive.

  The Company reaffirms that it intends to evaluate the divestiture of its assets in the Gulf of Mexico as one key alternative if performance targets set by the Company are not met during this fiscal year. The Company will keep shareholders apprised of its progress in conjunction with its quarterly conference call, to the extent material and not competitively sensitive.

  Vantage will provide to the Company copies of all reports and analyses developed or based upon the research and analysis of Schlumberger Data and Consulting Services.

  The Company will provide its new director, Mr. Salerno, with a copy of the Morgan Stanley report and the other reports, materials and information reviewed by non- executive directors of the Board in evaluating or analyzing Vantage’s suggestions.

  The Company will, with the cooperation of Vantage, file motions to withdraw the petitions it previously filed with the Pennsylvania Public Utility Commission and the New York State Public Service Commission that had requested each regulatory agency take action with respect to the Vantage’s investment in the Company.

  The Company and Vantage agree that, on a semi-annual basis designated representatives from Vantage will be provided an opportunity to meet with the Board. These meetings will afford Vantage an opportunity to bring its ideas to the Board for its reasonable consideration.

  In addressing other corporate governance matters, the Company will amend the charters of the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee to provide for annual performance reviews of individual directors to be presented to the full Board; amend its administrative rules to provide that, subject to certain exceptions, future equity awards will vest or become exercisable only upon the attainment of certain performance goals; and cause the adoption or disclosure of target levels of beneficial ownership of shares of Common Stock for each director.

     On behalf of the Board and all of us at National Fuel, thank you for your support and understanding and, most of all, for your dedicated service to the Company.

Phil Ackerman	Dave Smith	Ron Tanski

Chairman and Chief	President and Chief	Treasurer and
Executive Officer	Operating Officer	Principal Financial
Officer

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with its 2008 Annual Meeting, National Fuel Gas Company has filed a definitive proxy statement, WHITE proxy card and other materials with the U.S. Securities and Exchange Commission (“SEC”), and will be filing a supplement to such definitive proxy statement. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NATIONAL FUEL GAS COMPANY AND THE MATTERS TO BE CONSIDERED AT ITS ANNUAL MEETING. Investors may contact Morrow & Co., LLC, National Fuel Gas Company’s proxy advisor for the 2008 Annual Meeting, at (800) 252-1959 or by email at nfginfo@morrowco.com. Investors may also obtain a free copy of the proxy statement and other relevant documents as well as other materials filed with the SEC concerning National Fuel Gas Company at the SEC’s website at http://www.sec.gov. Free copies of National Fuel Gas Company’s SEC filings are also available on National Fuel Gas Company’s website at http://www.nationalfuelgas.com. These materials and other documents may also be obtained for free from: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

National Fuel Gas Company and its directors are, and certain of its officers and employees may be deemed to be, participants in the solicitation of proxies from National Fuel Gas Company’s stockholders with respect to the matters considered at National Fuel Gas Company’s 2008 Annual Meeting. Information regarding these directors, and these certain officers and employees, is included in the definitive proxy statement on Schedule 14A filed with the SEC on January 11, 2008, and on National Fuel Gas Company's website at http://www.nationalfuelgas.com. Security holders can also obtain information with respect to the identity of the participants and potential participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free, by contacting: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000. More detailed information with respect to the identity of the participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with National Fuel Gas Company’s 2008 Annual Meeting.